SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 19 October 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




press release

October 19, 2004

                     BP SEEKS TO SELL ORMEN LANGE INTERESTS

BP announced today that it is seeking offers for its interests in the Ormen Lange gas field, offshore Norway, and related gas export pipeline. The company hopes to reach agreement on a sale by the end of 2004 with completion early in 2005.

BP's Norwegian subsidiary, BP Norge, holds a 10.34 per cent equity interest in the Ormen Lange field and a 10.2 per cent participating interest in the Langeled pipeline system.

Scott Kerr, managing director BP Norge, said: "BP holds a non-strategic, non-operating minority stake in the Ormen Lange field and we prefer to use our resources in projects that are strategic for BP."

The Ormen Lange field, discovered in 1997, is the second largest gas field on the Norwegian continental shelf. The field is located 120 kilometres off the west coast of Norway, covering an area of 350 square kilometres in water depths of 800-1200 metres. The field's development plan is based on 14 trillion cubic feet (397 billion cubic metres) of gas resources.

Gas from the field will be exported to UK and European markets via the new 1200 kilometre Langeled pipeline.

Development of the field was approved by the Norwegian parliament in April 2004 and first production is expected in 2007.

JPMorgan Chase & Co have been retained by BP to advise on the planned sale.

Notes to editors:

- The partners in the Ormen Lange development are: Norsk Hydro
(18.07 per cent and development phase operator), Shell (17.04 per cent and production phase operator), Petoro (36.48 per cent), Statoil (10.84 per cent), BP Norge (10.34 per cent) and Exxon Mobil (7.23 per cent).

Further information:

Jan Erik Geirmo, BP Norge press spokesman: +47 52 01 3205.
Olav Fjellsa, manager Government & Public Affairs, BP Norge: +47 52 01 3490. David Nicholas, BP press office, London: +44 20 7496 4708.




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 19 October 2004                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary